

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2006

Via Facsimile at (404) 572-5100 and U.S. Mail

John D. Capers, Jr., Esq.
King & Spalding
191 Peachtree Street
Atlanta, Georgia 30303

RE: **Fox & Hound Restaurant Group**
       Schedule 14D-9 filed January 6, 2006 as amended
       Schedule 14D-9 filed January 20, 2006
       File No. 5-52069

Dear Mr. Capers:

We have the following comments on the filings listed above.

Schedule 14D-9 filed January 6, 2006

The Solicitation or Recommendation, page 5

1.   Notwithstanding the absence of a specific item requirement in the Schedule 14D-9 compelling disclosure under Item 1015 of Regulation M-A, advise us what consideration was given to attaching any written analyses or presentation materials used by your advisors in issuing their opinion to the board. Refer to Item 1011(b) of Regulation M-A.

2.   The disclosure indicates that the board, in determining whether or not to recommend the offer and the transaction, considered factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board's decision to recommend the offer to security holders. For example, please expand subsection two through four discuss how those subsections impacted the board's recommendation.

3.   In addition, please revise this section to clarify which of the enumerated factors are in fact reasons in support of board's decision to recommend the offer to security holders.

Annex II

4.   We note your statement that the opinion "is intended solely for the benefit and use of, the
        Board of Directors of the Company." Revise to delete this disclaimer of responsibility to
        shareholders. Alternatively, the registrant may add an explanation that clarifies the basis
        for the advisor's belief that shareholders cannot rely on its opinion, including (but not
        limited to) whether the advisor intends to assert the substance of the disclaimer as a
        defense to shareholder claims that might be brought against it under applicable state law;
        whether the governing state law has addressed the availability of such a defense to the
        advisor in connection with any such shareholder claim; if not, a statement must be added
        that the issue necessarily would have to be resolved by a court of competent jurisdiction;
        and that the availability or non-availability of such a defense will have no effect on the
        rights and responsibilities of the board of directors under governing state law, or the
        rights and responsibilities of the board or the advisor under the federal securities laws.
        This comment also applies to your amended Schedule 14D-9 filed January 20, 2006.

Schedule 13D filed January 20, 2006

Reasons for the Recommendation of the Company Board, page 5

Annex

5.   Item 1012(b) of Regulation M-A specifically requires that reasons be cited to explain
        why the board is making a favorable recommendation. Please expand this section to
        provide a complete and meaningful discussion of the reasons in support of the board's
        decision to recommend against the offer to security holders.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filings reviewed by the staff to be certain that they have provided all information investors
require. Since the Company and its management are in possession of all facts relating to a
Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.

In connection with responding to our comments, please provide, in writing, a statement from the
company acknowledging that:

    •   the Company responsible for the adequacy and accuracy of the disclosure in the
        filings;

    •   staff comments or changes to disclosure in response to staff comments in the
        filings reviewed by the staff do not foreclose the Commission from taking any
        action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please revise your Schedules 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3345.

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions